FORM OF
CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
2007 INCENTIVE PLAN
PERFORMANCE SHARE UNIT AWARD AGREEMENT (the “Award Agreement”)

This Performance Share Unit Award (the “Award”) is granted as of _________ by Charles River Laboratories International, Inc. (the “Company”) to _____________ (the “Participant”) on the terms and conditions as set forth in this Award Agreement and in the 2007 Incentive Plan (as amended from time to time, the “Plan”). All capitalized terms used herein shall have the meaning specified in the Plan, unless another meaning is specified herein.
In accordance with this grant, and as a condition thereto, the Company agrees as follows:
SECTION 1.Performance Share Unit Award; Performance Period; Date of Grant.

Target Award:	XXXX Performance Share Units (the “Target Award”)
Performance Period:	[DATE] through and ending on [DATE] (the “Performance Period”)
Date of Grant:	[DATE]
SECTION 2.Nature of Award. The Target Award represents the opportunity to receive a future payment equal to a number of shares of Company common stock, par value $0.01 per share (the “Performance Shares”), to be delivered in the form of unrestricted common stock, as are earned in accordance with Section 3 and Section 4 of this Award Agreement.
SECTION 3.Determination of Number of Shares Earned. The number of Performance Shares earned as of the end of the Performance Period, if any, shall be determined as follows (subject to the Participant’s continued employment through December 26, 2015, except as provided under Section 5):
# of Shares = # Target Award x EPS Payout Percentage x (1.00 + TSR Payout Percentage)
For purposes of this Award Agreement:
“# Target Award” means the number of Performance Share Units comprising the Target Award in Section 1, above.
“EPS Payout Percentage” means the percentage multiplier as determined in the table below:

Performance Level	[YEAR] Non-GAAP EPS as % of [YEAR] Non-GAAP EPS Target	EPS Payout Percentage
Below Threshold	Less than 90%	0%
Threshold	90%	50%
Target	100%	100%
Maximum	110%	150%
Above Maximum	Greater than 110%	150%

As shown in the table above, if [YEAR] Non-GAAP EPS falls at or between 90% and 110% of the [YEAR] Non-GAAP EPS Target, EPS Payout Percentage will be calculated based upon a linear interpolation using the table above.
“[YEAR] Non-GAAP EPS” means the Company’s reported [YEAR] Non-GAAP earnings per share as reported in its earnings releases.
“[YEAR] Non-GAAP EPS Target” means $ [TO FILL IN AT TIME OF GRANT].
“TSR” means Total Shareholder Return, which is the share price appreciation of any particular company’s publicly traded common stock plus dividends accrued, as measured during the Performance Period. The starting and ending points for calculating a company’s 3-year TSR are the average closing stock price of the common stock for the twenty (20) trading days prior to the start or end date of the Performance Period, as applicable. For purposes of clarity, any dividends will be accrued as cash, summing all dividends over the Performance Period.
“TSR Payout Percentage” means the percentage multiplier as determined in the table below:

Relative 3-year TSR Percentile	TSR Payout Percentage
>90th Percentile	35%
75th Percentile	25%
50th Percentile	0%
25th Percentile	-25%
<10th Percentile	-35%

As shown in the table above, between each of the 5 percentile levels, the TSR Payout Percentage will be calculated based upon a linear interpolation. For example, there is linear interpolation between the 10thth Percentile and the 25th Percentile, and a separate linear interpolation between the 25th Percentile and the 50th Percentile.

“Relative 3-year TSR Percentile” means the comparative percentile of the Company’s 3-year TSR as compared to the TSRs for the companies in the Peer Group.
“Peer Group” means the companies within the S&P 1500 Healthcare Index with the same 2-digit GICS code as the Company; provided, however, that the Peer Group shall include only companies found within the S&P 1500 Healthcare Index at both (1) the start and (2) the end of the Performance Period. By way of clarity, but not intended to address all circumstances:

•	If a member of the Peer Group is acquired by another company, the acquired Peer Group company will be removed from the Peer Group for the entire Performance Period.

•
If a member of the Peer Group sells, spins-off, or disposes of a portion of its business, then such Peer Group company will remain in the Peer Group for the Performance Period unless such disposition(s) results in the disposition of more than 50% of such company’s total assets during the Performance Period.

•	If a member of the Peer Group acquires another company, the acquiring Peer Group company will remain in the Peer Group for the Performance Period.

•	If a member of the Peer Group is delisted on all major stock exchanges, such delisted company will be removed from the Peer Group for the entire Performance Period.

•
If the Company and/or any member of the Peer Group split its stock or declare a distribution of shares, such company’s TSR performance will be adjusted for the stock split or share distribution so as not to give an advantage or disadvantage to such company by comparison to the other companies.

•
Members of the Peer Group that file for bankruptcy, liquidation or reorganization during the Performance Period will remain in the Peer Group positioned below the lowest performing non-bankrupt member of the Peer Group in reverse chronological order by bankruptcy date (except to the extent such member of the Peer Group is removed pursuant to another of the circumstances above).

In addition, the Compensation Committee shall have the authority to make other appropriate adjustments in response to a change in circumstances that results in a member of the Peer Group no longer satisfying the criteria for which such member was originally selected.
The total “# of Shares” earned shall be determined by the Compensation Committee of the Board of Directors of the Company (the “Administrator”) in its sole discretion based on the formula set out above in this Section 3. The Payout Percentage may be as low as 0%, or as high as 200%. The Administrator shall make the determination of the EPS Payout Percentage at a meeting of the Administrator to occur in the first calendar quarter of fiscal 2014, and shall make the determination of the # of Shares at a meeting of the Administrator to occur in the first calendar quarter of fiscal year 2016; provided, however, that the Administrator has the discretion to make such determination and/or grant of # of Shares at such time or times as it deems acceptable in the sole discretion of the Administrator.
TRS Outperformance Override Feature. Notwithstanding the foregoing, in the event that (a) [YEAR] Non-GAAP EPS as a % of [YEAR] Non-GAAP EPS Target is less than 90% but greater than 85% and (b) the Relative 3-year TSR Percentile is 75th percentile or greater, then the # of Shares earned as of the end of the Performance Period, if any, shall be determined as follows:
# of Shares = # Target Award x TRS Outperformance Payout Percentage
For purposes of this Award Agreement:
“TRS Outperformance Payout Percentage” “means the percentage multiplier as determined in the table below:

[YEAR] Non-GAAP EPS as % of [YEAR] Non-GAAP EPS Target	TRS Outperformance Payout Percentage
85%	10%
87.5%	20%
89.99%	30%

As shown in the table above, between 85% of [YEAR] Non-GAAP EPS Target and 89.99% Non-GAAP EPS Target, TRS Outperformance Payout Percentage will be calculated based upon a linear interpolation.
SECTION 4.Payment of Performance Shares. The Performance Shares payable to a Participant as determined by the Payout Percentage calculated pursuant to Section 3 shall be as follows:

•	100% of the Performance Shares will be paid in the form of common stock of the Company (without any restrictions thereupon).
The Company shall not be required to issue any fractional Performance Shares pursuant to this Award Agreement, and the Compensation Committee shall round fractions down.
SECTION 5.Termination of Employment.
(a)If the Participant’s employment with the Company is terminated by the Company or by the Participant (other than by the death of the Participant), the provisions of Section 4.e.(5-6) of the Plan shall govern.
(b)If the Participant’s employment with the Company is terminated by reason of death prior to the end of the Performance Period, the provisions of Sections 4.e.(5) and 4.e.(7) of the Plan shall govern.
(c)For purposes of the Plan and the Award Agreement, a transfer of employment from the Company to any subsidiary of the Company or vice versa, or from one subsidiary to another, shall not be considered a termination of employment.
SECTION 6.Tax Withholding. Pursuant to paragraph 4.a.(6) of the Plan, the Administrator shall have the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy any federal, state, local or other taxes required by applicable law to be withheld with respect to payment of the Award.
SECTION 7.No Employment Commitment; Rights as a Shareholder. Nothing herein contained or contained in the Plan shall be deemed to be or constitute an agreement or commitment by the Company to continue to employ the Participant for the period within which this Award may be earned or exercised. The Participant acknowledges and agrees that his or her employment with the Company shall remain on an “at will” basis and that the Company may terminate the employment of the Participant with our without cause at any time. The Participant shall have no rights as a shareholder with respect to the Performance Share Units subject to the Award until the shares with respect to the Award have been issued.
SECTION 8.Limitation of Rights; Dividend Equivalents. Prior to the receipt of shares of Common Stock as outlined above, Participant shall not have (i) any rights of ownership of the shares of Common Stock subject to the Performance Share Units before the issuance of such shares, (ii) any right to vote such shares, or (iii) the right to receive any cash dividends paid on shares underlying Performance Share Units if and when cash dividends are paid to shareholders of the Company.

SECTION 9.Transferability. This Performance Award is not transferable by the Participant otherwise than by will or the laws of descent and distribution.
SECTION 10.Ratification of Actions. By accepting the Award or other benefit under the Plan, the Participant and each person claiming under or through him or her shall be conclusively deemed to have indicated the Participant’s acceptance and ratification of, and consent to, any action taken under the Plan or the Award by the Company, the board or the Administrator. All decisions or interpretations of the Company, the Board and the Administrator upon any questions arising under the Plan and/or this Award Agreement shall be binding, conclusive and final on all parties. In the event of any conflict between any provision of the Plan and this Award Agreement, the terms and provisions of the Plan shall control.
SECTION 11.Notices. Any notice hereunder to the Company shall be addressed to its office, 251 Ballardvale Street, Wilmington, MA 01887, Attention: Corporate Executive Vice President, Human Resources & Chief Administrative Officer, and any notice hereunder to the Participant shall be addressed to him or her at the address specified on the Award Agreement, subject to the right of either party to designate at any time hereafter in writing some other address.
SECTION 12.Entire Agreement; Governing Law. The Plan and this Award Agreement constitute the entire agreement with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof. This Award Agreement may not be modified in a manner that is materially adverse to your interest except by means of a writing signed by the Company and you. This Award Agreement is governed by the internal substantive laws but not the choice of law rules of Delaware.
YOU ARE HEREBY INFORMED THAT THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN, A COPY OF WHICH IS ATTACHED HERETO. YOU ARE HEREBY INFORMED THAT ALL DECISIONS OR INTERPRETATIONS OF THE ADMINISTRATOR UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AWARD AGREEMENT ARE FINAL, BINDING AND CONCLUSIVE.
SECTION 13.Financial Statements. The Company’s most recent Annual Report to Shareholders containing the Company’s audited financial statements for the last three (3) years and its Annual Report on Form 10-K is available on the Company’s website at http://www.criver.com.
SECTION 14.Recoupment. Shares awarded under this Award Agreement are subject to recoupment in accordance with the Company’s Corporate Governance Guidelines, as may be revised from time to time, and/or any other so-called recoupment, clawback or similar policy that may be approved by the Board of Directors of the Company or any committee thereof.
SECTION 15.Adjustments; Effect of Certain Transactions The number of Shares covered by the Performance Share Units shall be adjusted as set forth in Section 5. of the Plan to reflect dividends or other distributions, recapitalizations, stock splits, reverse stock splits, reorganizations, mergers, consolidations, split-ups, spin-offs, combinations, repurchases or exchanges. In the event of a Covered Transaction (as defined in the Plan) (other than an Excluded Transaction (as defined in the Plan) in which this Awards shall have been assumed or substituted for as provided in the Plan) that occurs (A) on or prior to [DATE], the # of Shares shall be deemed to be equal to the # Target Award and (B) after [DATE] and prior to [DATE], the # of Shares shall be deemed to be equal to the product of the # Target Award x EPS Payout Percentage.
SECTION 16.Section 409A of the Code.    This Award is intended to be excepted from coverage under Section 409A of the Internal Revenue Code, as amended (the “Code”) and shall be administered, interpreted and construed accordingly. The Company may, in its sole discretion and without Participant’s consent, modify or amend the terms of this Award Agreement, impose conditions on the timing and effectiveness of the issuance of the Performance Share Units, and/or take any other action it deems necessary to cause this Award Agreement to be exempted from Section 409A (or to comply therewith to the extent the Company determines it is not excepted). Notwithstanding, Participant recognizes and acknowledges that Section 409A may affect the timing and recognition of payments due hereunder, and may impose upon the Participant certain taxes or other charges for which the Participant is and shall remain solely responsible. In order to minimize the application of Section 409A of the Code, the Company intends to deliver the Performance Shares, if any, to the Participant, no later than March 15, 2016.
SECTION 17.Provisions of the Plan. This Award is subject to the terms and provisions of the 2007 Incentive Plan, a copy of which is attached hereto and additional copies of which are available upon request by Participant. Information about the Plan, subsequent to its approval by the shareholders of the Company at the 2007 Annual Meeting of shareholders, will also be included in the Prospectus for the Plan, which will be available on the Company’s Intranet site.

IN WITNESS WHEREOF, and by the signatures of the Participant and a duly authorized officer of the Company below, the Participant and the Company agree that this Award Agreement is granted under and governed by the terms and conditions of the Charles River Laboratories International, Inc. 2007 Incentive Plan, as amended from time to time, and the terms and conditions contained herein, as well as such administrative regulations and the Compensation Committee may adopt from time to time.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC. ____________________________________ James C. Foster Chairman, President & CEO DATE: ______________________________

[NAME] ____________________________________ DATE: ______________________________